Alexco Resource Corp.
Management’s Discussion and Analysis
For the three and six month periods ended December 31, 2006

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Company”) is dated February 12, 2007 and provides an analysis of Alexco’s financial results for the three and six months ended December 31, 2006 compared to the same periods in the previous year.

The following information should be read in conjunction with the Company’s December 31, 2006 unaudited interim consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2006, which were prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are expressed in Canadian dollars except where noted. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Company’s June 30, 2006 audited consolidated financial statements.

Description of Business

Alexco was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada primarily in Yukon. Alexco also performs reclamation and remediation services at mine sites using its rights to certain patents and the expertise acquired by its officers.

Pursuant to sale and assignment agreements with NovaGold Canada Inc. ("NovaGold"), Viceroy Minerals Corporation (“Viceroy”) and Asset Liability Management Group ULC (“ALM”), the Company acquired various assets in exchange for common shares and cash in three separate transactions which closed on March 15, 2005. The assets acquired included: cash, restricted cash, buildings and equipment, mineral properties and environmental remediation expertise.

The Company holds interests in the Keno Hill, Brewery Creek, McQuesten, Sprogge, Harlan and Klondike properties located in the Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia.

Keno Hill Silver Property

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited ("UKHM") by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Company, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. ("ERDC").

"Interim Closing" of the UKHM transaction was completed on April 18, 2006, and the Company applied for a water licence on October 18, 2006, eventual issuance of which will permit "Final Closing" of the acquisition to take place.

Alexco has completed a broad exploration program in the historic silver district, including compilation and digitization of relevant historic data, and a comprehensive field program of geology, geochemistry, geophysics and drilling. Two drills were active at the site during 2006

Alexco MD&A for the period ended December 31, 2006

and the Company finished drilling approximately 11,000 metres, focused primarily toward systematic testing of numerous targets, validating mineral resources as appropriate and acquiring a better understanding of the local geology and ore controls. The Company had incurred $5,607,000 in exploration costs during the six month period ended December 31, 2006 at the Keno Hill property. Drilling finished in November and is anticipated to begin again in March. Assays are beginning to be released by the labs and will be completed in February 2007. Also during 2006, Alexco had established a semi-permanent 36 man camp to house the current work force.

Results of Operations – Three months ended December 31, 2006

The Company had a net loss of $512,000 (or $0.02 per share) for the quarter ended December 31, 2006, compared with a net loss of $661,000 (or $0.05 per share) for the quarter ended December 31, 2005. The main factors for the change includes an increase of $200,000 from gross profit due to additional revenue from Access consulting and Keno Hill care and maintenance contract, and an increase of $205,000 from interest income offset by an increase of $238,000 from general and administrative expenses.

On April 13, 2006, the Company issued 1,702,128 flow-through shares (“FTS”) for gross proceeds of $4.0 million. The Company will renounce in February 2007 $4.0 million of qualifying expenditures to the investors effective December 31 2006. The FTS funds were spent in 2006 at the Keno Hill project located in the Yukon. The Company will be required to record a provision at the time of the renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company.

The Company had consulting revenues of $854,000 for the quarter ended December 31, 2006 compared with $103,000 for the quarter ended December 31, 2005. In 2006 the Company actively obtained new sources of consulting income with other mining companies and the Yukon government as well as ongoing business from Access. Margin is 30% compared to 52% for the prior period, primarily due to the care and maintenance work being completed at Keno Hill which includes a fixed rate contract to the federal government of Canada with lower profit margins.

The Company is continuing as a contractor to provide environmental care and maintenance for the Keno Hill property and in addition is performing a number of additional special care and maintenance projects for the Government of Yukon. Access consultants are continuing to provide environmental services to other companies throughout the Yukon Territory.

Expenses were $980,000 for the current period compared with $743,000 for the prior period. The largest increases were office costs of $263,000 and salaries and contractors of $249,000 in the current period compared with $48,000 and $45,000 respectively in the prior period. Both of these increases are due to the Company expanding its personnel base with the addition of the Access office located in Whitehorse, Yukon.

Other expenses have increased with the expansion of business activities. Travel costs incurred in pursuit of new environmental remediation agreements and contracts increased to $65,000 as compared to $4,000 in the prior period. Professional fees associated with auditing, tax planning and contract negotiations had increased by $125,000 to $139,000. Business development expenses decreased by $68,000 to $103,000 due to the reduction of costs associated with the initial Keno Hill agreements signed with the governments.

Alexco MD&A for the period ended December 31, 2006

The Company did not record any generative exploration expenses or non-cash stock-based compensation expenses in the quarter ended December 31, 2006 compared with exploration expenses of $114,000 and stock-based compensation expenses of $218,000 in the quarter ended December 31, 2005.

Interest income was $233,000 in the current period compared with $28,000 for prior period. The increase is a result of the Company investing its excess cash from financings in short term highly liquid investments.

Results of Operations –Six months ended December 31, 2006

The Company had net loss of $568,000 (or $0.02 per share) for the six months ended December 31, 2006, compared with a net loss of $964,000 (or $0.07 per share) for the six months ended December 31, 2005. The main factors for the change includes an increase of $579,000 from gross profit due to additional revenue from the purchase of Access Consulting Limited and the Keno Hill care and maintenance contract, and an increase of $392,000 of interest income offset by an increase of $434,0000 of general and administrative expenses.

The Company had consulting revenues of $2,185,000 for the six months ended December 31, 2006, compared with $152,000 for the six months ended December 31, 2005. Margin for the six months ended December 31, 2006 is 30% compared to 49% for the six months ended December 31, 2005.

Expenses were $1,607,000 for the six months ended December 31, 2006 compared with $1,174,000 for the six months ended December 31, 2005. The largest increases were office costs of $394,000 and salaries and contractors of $362,000 in the current year to date compared with $70,000 and $92,000 respectively in the same period of the previous year. Both of these increases are due to the Company expanding its operations at its head office in Vancouver and the addition of the Access office located in Whitehorse, Yukon.

The Company did not record any generative exploration expenses or non-cash stock-based compensation expenses in the six months ended December 31, 2006 compared with exploration expenses of $114,000 and stock-based compensation expenses of $218,000 in the six months ended December 31, 2005. Interest income was $466,000 in the six months ended December 31, 2006 compared with $74,000 for the six months ended December 31, 2005.

Selected Financial Data

The following quarterly information is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and reported in Canadian dollars.

Alexco MD&A for the period ended December 31, 2006

Quarterly Information (unaudited)

	12/31/06 $	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $	9/30/05 $	6/30/05(1) $
Net revenues	253,000	401,000	52,000	79,000	54,000	21,000	34,000
Expenses	980,000	627,000	1,963,000	586,000	743,000	431,000	845,000
Other income	233,000	233,000	192,000	504,000	28,000	107,000	100,000
Loss for the quarter	(512,000)	(56,000)	(1,718,000)	(3,000)	(661,000)	(303,000)	(711,000)
Loss per share – basic and diluted	$(0.02)	($0.00)	($0.08)	($0.00)	($0.05)	($0.02)	($0.10)

(1) Includes results from March 15 to March 31, 2005.

The main fluctuations over the previous seven quarters related to new consulting revenues, new remediation contracts, Keno Hill care and maintenance contracts, business acquisition and stock-based compensation.

Liquidity and Capital Resources

At December 31, 2006 the Company had cash and cash equivalents of $29.8 million and restricted cash of $12.5 million. The Company’s working capital balance was $29.5 million which has increased from June 30, 2006 by $17.4 million due mainly to the financing completed in December which increased the working capital and the ongoing exploration program at Keno Hill which decreased the working capital.

The Company expended $104,000 for reclamation and closure work at the Brewery Creek mine site during the six months ended December 31, 2006. Alexco expended $5,721,000 on mineral properties and deferred exploration costs predominately at the Keno Hill property. The Company also moved into a new head office and accordingly purchased $114,000 of office and related equipment. Proceeds from the December financing was $24,810,000 less brokerage and legal costs of $1,303,000. Proceeds from the exercise of warrants and stock options was $246,000 and $161,000, respectively. The Company has no significant commitments for capital resources. The Company continues to hold restricted cash in interest bearing instruments and recorded an increase of $272,000 representing interest earned from these investments.

The Company currently has sufficient working capital to complete the planned exploration activities for 2007 at the Keno Hill project and maintain or expand its environmental reclamation and remediation business. As new opportunities arise, the Company will reassess its cash needs. The Company has obtained its main source of funding from equity issuances. There can be no assurance of continued access to capital, including equity funding in the future.

Share Data

The following is the Company’s issued and outstanding share data as at February 12, 2007, the date of this MD&A. Each stock option and warrant is exercisable for one common share of the Company.

Alexco MD&A for the period ended December 31, 2006

Securities	Number	Exercise Price	Expiry Date
Common shares	33,520,731	n/a	n/a
Stock Options	945,000 205,000 1,095,000 852,500	$0.80 $1.50 $3.08 $4.99	June 15, 2012 December 16, 2012 May 18, 2013 January 17, 2014
Warrants	53,662 142,856 229,663 1,884,689	$2.35 $2.50 $5.00 $5.75	April 13, 2007 April 28, 2007 June 21, 2008 December 21, 2009

Commitments

As at December 31, 2006, the Company has aggregate commitments and operating leases for vehicles, office space and office equipment totalling $741,000. The future minimum lease payments at the end of the year are as follows.

2007	$102,000
2008	$197,000
2009	$176,000
2010	$135,000
2011	$131,000
Thereafter	-
$741,000

The Company also has an annual advance royalty payment on the McQuesten property of $20,000 of which $6,000 is recoverable.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the six months ended December 31, 2006, the Company entered into the following related party transactions:

a)

The Company recorded $231,000 (2005 - $157,724) in consulting fees to Asset Liability Management (“ALM”), which was related by having one director and one officer in common. At December 31, 2006, accounts payable and accrued liabilities include $81,620 (2005 - $28,156) owing to ALM.

b)

The Company recorded $442,275 (2005 - $80,130) in technical service fees to NovaGold Resources Inc. (“NovaGold Resources”), which was related by having two directors in common. At December 31, 2006, accounts payable and accrued liabilities include $174,503 (2005 - $81,980) due to NovaGold Resources. The Company also privately sold to NovaGold Resources 1,048,500 Units as part of the December 2006 financing as disclosed in note 9 of the financial statements.

Alexco MD&A for the period ended December 31, 2006

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Critical Accounting Estimates

The Company's accounting policies are presented in note 2 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. There have been no material changes in critical accounting estimates since the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2006 were prepared.

Outlook

The Company has completed its review all of its programs for 2007. Drill results at Keno Hill warrant a significant expansion of the exploration program for next year. The 2007 Keno Hill program will concentrate on continued district exploration and resource definition. As currently envisioned, the program will further define and expand resources at the Bellekeno, Silver King and Husky Southwest deposits using surface diamond drilling. Alexco plans to have three or four rigs drilling a minimum of 30,000 meters . The Company has engaged SRK to prepare a 43-101 compliant resource report at the Bellekeno site which is anticipated to be completed by the middle of the year. The 2007 budget for Keno Hill’s exploration and development program is approximately $12 - $15 million. The financing completed in December 2006 is sufficient to fund the entire Keno Hill program planned for 2007. Additional funds are available for the expansion of the Company’s consulting services and for new exploration opportunities as they may arise.

As Keno Hill is the Company’s main exploration focus in 2007, the Company does not plan to expend significant expenditures at its other exploration projects.

Alexco is working with the Nacho Nyak Dun First Nation (NND), their First Nation partner at the Keno Hill property, to draft a partnership agreement. The agreement will outline Alexco’s socioeconomic and environmental responsibilities relating to the NND, and ensure the NND continue to participate in and benefit from the project.

Forward-Looking Statements

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.